F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Promistar Financial Corporation
Commission File No. 0-12377

Date: June 14, 2001

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between FNB and Promistar Financial Corporation, future financial and operating results, benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as “believes,” “expects,” “projects,” “plans,” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in FNB’s reports filed with the SEC. FNB disclaims any responsibility to update these forward-looking statements.

     FNB will file with the SEC a Registration Statement on Form S-4, which will contain the prospectus of FNB relating to the shares to be issued in the merger, and the proxy statements of FNB and Promistar relating to the special meetings of shareholders of FNB and Promistar at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by FNB free of charge by requesting them in writing from FNB Corporation, 2150 Goodlette Road North, Naples, Florida 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Promistar free of charge by requesting them in writing from Promistar, 551 Main Street, Post Office Box 1146, Johnstown, Pennsylvania 15901-1146, Attention: Corporate Secretary, or by telephone at (814) 532-3801.

     FNB, and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FNB in connection with the merger. Information about the directors and executive officers of FNB and their ownership of FNB stock is set forth in the proxy statement for FNB’s 2001 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the proxy statement/prospectus to be mailed to FNB shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

     Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Joint FNB/Promistar Press Release
Dated June 14, 2001

F.N.B. CORPORATION	PROMISTAR FINANCIAL CORPORATION

(Nasdaq: FBAN)	(Nasdaq: PRFC)

NAPLES, FL	JOHNSTOWN, PA

www.fnbcorporation.com	www.promistar.com

FOR IMMEDIATE RELEASE

DATE:	June 14, 2001

CONTACT:	Clay W. Cone Vice President-Corporate Affairs 724-983-3428

F.N.B. CORPORATION & PROMISTAR FINANCIAL ANNOUNCE MERGER

NAPLES, FL., and JOHNSTOWN, PA., June 14 — F.N.B. Corporation (Nasdaq: FBAN) and Promistar Financial Corporation (Nasdaq: PRFC) today announced the signing of a definitive agreement in which Promistar will merge into F.N.B. This transaction is expected to be accretive to F.N.B.’s earnings by more than 4% in 2002 and 5% in 2003.

Under the terms of the definitive agreement, F.N.B. will exchange 0.926 shares of its common stock for each share of Promistar common stock. Based on F.N.B.’s June 13 closing price of $26.74 per share, the transaction is valued at approximately $427 million.

Due diligence on the transaction has been completed by both parties and completion of the transaction is subject to the normal regulatory approvals as well as the approval of F.N.B. and Promistar shareholders. The transaction is scheduled for completion in the first quarter of 2002 and is expected to be accounted for as a pooling of interests.

Management expects the combined company to achieve synergies of 18% of Promistar’s non-interest expenses in 2002. On a fully phased-in basis, these synergies are projected to increase to approximately 25%.

The combined company expects to incur one-time, merger-related charges of approximately $41 million, on a pre-tax basis, during 2002 related to staff retention and severance, systems integration, professional fees, investment portfolio restructuring, fixed asset disposals, and other miscellaneous items.

The combined company, headquartered in Naples, Florida, will have more than $6.5 billion in assets, $5.2 billion in deposits and 168 banking offices located in southwest Florida, western Pennsylvania and northeastern Ohio. F.N.B. is the largest independent bank holding company headquartered in Florida. As a result of this merger, F.N.B. will become the eighth largest bank holding company, based on total deposits, operating in the state of Pennsylvania and the 65th largest bank holding company in the United States.

“This is a unique opportunity to merge with an organization that shares a similar culture and heritage,” said Gary L. Tice, President and Chief Executive Officer of F.N.B. Corporation. “Promistar is a strong and successful community banking organization that we’ve long admired. The combination of F.N.B. and Promistar will create a franchise that we believe will be the premier financial institution serving western Pennsylvania.”

Promistar Bank currently operates 72 branches and will add another 10 locations upon the completion of its previously announced merger with First National Bank of Herminie in Herminie, Pennsylvania. F.N.B. currently operates 43 branches in western Pennsylvania. Once the merger is completed, all Promistar offices will operate under the First National Bank of Pennsylvania name. At least eight branch offices are expected to be consolidated.

“We are excited about the opportunity to team up with F.N.B.” said John H. Anderson, Chairman and Chief Executive Officer of Promistar Financial Corporation. “Both our employees and customers will be well served by F.N.B.’s long-standing practice of operating with local decision-makers, local employees and local Boards of Directors.”

“This affiliation nearly triples the number of First National Bank offices and adds approximately 1.4 million households to the bank’s market area,” said Steve Gurgovits, President and Chief Executive Officer of First National Bank of Pennsylvania. “We are pleased to be able to offer many new financial services such as life insurance, property and casualty insurance, title insurance and home mortgage lending. These services will be offered under our traditional community banking style that we call Personal Banking.”

Steven C. Ackmann, who currently serves as President and Chief Operating Officer of Promistar, will join First National Bank of Pennsylvania as Senior Executive Vice President and Chief Operating Officer. “I look forward to working with F.N.B. as we combine these two fine community banking organizations into what we believe will become the bank of choice for the citizens of western Pennsylvania,” he said.

F.N.B. Corporation is a diversified financial services company with more than $4.1 billion in total assets. The company currently owns and operates traditional community banks, insurance agencies, a consumer finance company and First National Trust Company with offices located in Florida, Pennsylvania, Ohio and Tennessee. The company has increased cash dividends for 29 consecutive years and has been recognized as a Dividend Achiever by Mergent FIS, formerly known as Moody’s Investors Service.

Promistar, headquartered in Johnstown, Pennsylvania, is a bank holding company with assets totaling $2.4 billion. Promistar’s lead banking affiliate is Promistar Bank, which serves 12 counties throughout southwestern Pennsylvania. Other affiliates include Promistar Trust Company, a state-chartered trust company; Promistar Investment Advisors Inc., a registered investment advisor; Promistar Community Development Corporation, which provides housing for low- to moderate-income citizens; Bedford Associates Inc., a real estate company; and Flex Financial Consumer Discount Company.

F.N.B. and Promistar will host a conference call to discuss the transaction at 10:00 a.m. (Eastern Daylight Time) on June 14. Investors, analysts and other interested parties may dial into the conference call at 1-800-388-8975. In addition, a live webcast and slide presentation containing information related to the transaction can be accessed and will be archived on F.N.B.’s web site at www.fnbcorporation.com A replay of the conference call will be available until June 21, 2001, by dialing 1-800-428-6051 (passcode: 196083).

# # # # #

Copies of this news release are available over the Internet at www.fnbcorporation.com or by contacting F.N.B.’s Corporate Affairs Department at 1-800-262-7600, extension 1676.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the potential or expected benefits of a merger between F.N.B. Corporation and Promistar Financial Corporation, including future financial and operating results, cost savings and affect on earnings per share that may be realized from the merger; (ii) statements with respect to F.N.B.’s plans, objectives and intentions for the merger and for the operation of the combined company; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects”, and similar expressions. These statements are based upon the current beliefs and expectations of the management of F.N.B. Corporation and Promistar Financial Corporation and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of F.N.B. or Promistar may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; 2) Promistar has not yet consummated its acquisition of FNH Corporation and such acquisition may experience delays or integration problems; (3) expected revenue synergies and cost savings from the merger may not be fully realized within the expected time frame or at all; (4) revenues following the merger may be lower than expected; (5) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (6) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (7) the failure of F.N.B.’s or Promistar’s shareholders to approve the merger; (8) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (9) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; and (10) changes in the United States and foreign legal and regulatory framework.

F.N.B. will file with the SEC a Registration Statement on Form S-4, which will contain the prospectus of F.N.B. relating to the shares to be issued in the merger, and the proxy statements of F.N.B. and Promistar relating to the special meetings of shareholders of F.N.B. and Promistar at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by F.N.B. free of charge by requesting them in writing from F.N.B. Corporation, 2150 Goodlette Road North, Naples, Florida 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Promistar free of charge by requesting them in writing from Promistar, 551 Main Street, Post Office Box 1146, Johnstown, Pennsylvania 15901-1146, Attention: Corporate Secretary, or by telephone at (814) 532-3801.

F.N.B., Promistar and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about such directors and executive officers and their ownership of F.N.B. and Promistar stock is set forth in the proxy statements for each company’s 2001 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the joint proxy statement/prospectus to be mailed to F.N.B. and Promistar shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

[Presentation Materials for Analysts' Conference call June 14, 2001]

F.N.B. CORPORATION

Nasdaq: FBAN

and

PROMISTAR FINANCIAL CORPORATION

Nasdaq: PRFC

Florida Growth with a Pennsylvania Heritage

[June 14, 2001]

F.N.B. Corporation

PROMISTAR

F.N.B. Corporation

Growth in Florida . . .

- Headquartered in Naples, Florida
- #2 market share in Naples - one of state's best markets
  - Second fastest growing city in U.S.
  - Highest per capita income in Florida
- Largest bank holding company headquartered in Florida – $4.2 billion in Assets

F.N.B. Corporation 6/14/2001 3 PROMISTAR

F.N.B. Corporation

. . . with a Pennsylvania Heritage.

- Chartered in 1864
- 45% of assets in Pennsylvania
- 16th largest bank in Pennsylvania, serving a market with 840,000 households

F.N.B. Corporation 6/14/2001 4 PROMISTAR

F.N.B. Corporation

. . .Why Add to Pennsylvania Franchise?

- **Compelling economics permit significant value creation for shareholders in 2002**
  - **Over 13% Expense Saving Synergies**
  - **Over 17% Fee Income Potential**
  - **Over 4% Immediate Accretion to EPS**

F.N.B. Corporation 6/14/2001 5 PROMISTAR

F.N.B. Corporation

. . .Why Add to Pennsylvania Franchise?

- **Opportunity to leverage market presence and generate substantial capital to fund continued expansion in Florida**

F.N.B. Corporation 6/14/2001 6 PROMISTAR

Promistar

. . . A Premier Community Bank

- **Focused on Traditional Community Banking**
- **Based in Johnstown, PA**
- **82 branches in 12 counties in SW Pennsylvania**

F.N.B. Corporation 6/14/2001 7 PROMISTAR

Promistar

. . . A Premier Community Bank

- **Major products offered:**
  - **Retail banking**
  - **Commercial lending**
  - **Wealth management**

F.N.B. Corporation 6/14/2001 8 PROMISTAR

Promistar

Key Financial Statistics as of March 31, 2001[a]

Total Assets	$2,374
Total Deposits	$1,893
Shareholders' Equity	$210
Net Income - LTM	$19
Net Income Per Share - LTM	$1.09
Equity/ Assets	8.84%
Tangible Equity/ Assets	7.79%

(a) Dollars in Millions, Except Per Share Amounts

F.N.B. Corporation 6/14/2001 9 PROMISTAR

ENHANCING OUR PENNSYLVANIA FRANCHISE

F.N.B. Corporation
PROMISTAR

Enhancing Pennsylvania Franchise

Erie
Hermitage
Pittsburgh
Johnstown
F.N.B. Corp.
Promistar

F.N.B. Corporation
6/14/2001
11
PROMISTAR

Enhancing Pennsylvania Franchise

Largest Counties of Pro Forma Franchise[a]

County	Deposits	Market Share	Rank
Mercer	$556,142	37%	1
Somerset	$303,003	33%	1
Cambria	$505,263	28%	2
Fayette	$197,134	14%	3
Erie	$268,256	14%	3
Lawrence	$133,527	12%	5
Beaver	$139,100	10%	4
Westmoreland	$375,746	9%	8

(a) Source: SNL Securities pro forma Deposit market share as of June 30, 2000. Dollars in millions.

F.N.B. Corporation 6/14/2001 12 PROMISTAR

Enhancing Pennsylvania Franchise

Bank Holding Company[a]	Branches	Deposits(6/00)	Market Share
PNC Financial Svcs. Group	538	$25,849	18%
Mellon Financial Corp.	447	$21,252	15%
First Union Corp.	630	$20,785	15%
National City Corp.	259	$9,976	7%
M&T Bank Corp.	204	$5,193	4%
Fulton Financial Corp.	153	$4,135	3%
Allied Irish Banks	150	$3,759	3%
F.N.B.-Promistar	117	$3,153	2%
First Commonwealth Finl.	104	$3,005	2%
FleetBoston Financial Corp.	131	$2,936	2%

[a] Source: SNL Securities pro forma Deposit market share as of June 30, 2000. Dollars in millions.

F.N.B. Corporation 6/14/2001 13 PROMISTAR

A Strategic Combination

...Strategic Rationale

- Adds approximately 1.4 million households to the F.N.B. of Pennsylvania market
- Excellent opportunities for fee income growth
  - Investment Services
  - Life, Property and Casualty & Title Insurance
  - New Services
  - Operational Enhancements

F.N.B. Corporation 6/14/2001 14 PROMISTAR

Opportunity in Non-Interest Income

35%
30%
25%
20%
15%
10%
5%
0%
32%
21%
2%
19%
32%
24%
4%
20%
PRFC
FBAN
2002
PRFC
FBAN
Fully Phased-In

F.N.B. Corporation
6/14/2001
15
PROMISTAR

Expense Savings

- Personnel
- Branch Consolidations
- Data Processing
- Professional Services
- Legal
- Directors' Fees

F.N.B. Corporation 6/14/2001 16 PROMISTAR

TRANSACTION SUMMARY

F.N.B. Corporation

PROMISTAR

Transaction Summary

Exchange Ratio:	**Fixed exchange of 0.926 shares of F.N.B. Corp. for each share of Promistar**
Price Per Promistar Share[(a)]:	**$24.76**
Transaction Value [(a)]:	**$427 million**

(a) Based on F.N.B.'s closing price of $26.74 on June 13, 2001.

F.N.B. Corporation

6/14/2001

18

PROMISTAR

Transaction Summary

Structure:	Pooling of Interests Tax-Free Exchange 19.9% Lock-Up Option
Board Representation:	3 Promistar Directors will join the F.N.B. Corporation Board

F.N.B. Corporation 6/14/2001 19 PROMISTAR

Transaction Summary

Due Diligence:	Completed
Required Approvals:	Regulators F.N.B. Shareholders Promistar Shareholders
Expected Closing:	Q1 2002

F.N.B. Corporation 6/14/2001 20 PROMISTAR

Modest Transaction Pricing

- At 2.0x book value this pricing falls below comparable transactions.
- Price to Earnings Multiple of 15.9x 2001 estimated earnings
- A 25.3% market premium is consistent with previous bank pooling transactions.

F.N.B. Corporation 6/14/2001 21 PROMISTAR

A Financial Combination

. . . *Financially Attractive*

- Estimated Accretion to F.N.B.'s EPS
  - Over 4 % in 2002
  - Over 5% in 2003
  - Over 6% in 2004

F.N.B. Corporation 6/14/2001 22 PROMISTAR

Estimated One Time Charges

$41 Million

Employee Agreements/Severance

DP Equipment/Contracts

Professional Fees

Investment Portfolio/ARB

Fixed Assets

Communications

F.N.B. Corporation 6/14/2001 23 PROMISTAR

Summary

- Modest pricing
- Conservative synergy assumptions
- Conservative credit culture at both institutions
- Immediately accretive to EPS in 2002

F.N.B. Corporation 6/14/2001 24 PROMISTAR

Creates a Powerful Combination

Market capitalization[a]	$1,107
Assets	$6,534
Gross Loans	$4,767
Deposits	$5,223
Shareholders' Equity	$ 556
# of Banking Offices	168

(a) Market prices as of June 13, 2001.
$ in Millions.

F.N.B. Corporation 6/14/2001 25 PROMISTAR

Conclusion

Growth in Florida with a Pennsylvania Heritage

- **Headquartered in Naples, Florida**
- **#2 market share in Naples - one of state's best markets**
- **Largest bank holding company headquartered in Florida – $6.5 billion in Assets[a]**

---

[a] Florida assets as of June 30, 2000. Source: SNL Securities.

F.N.B. Corporation 6/14/2001 26 PROMISTAR

Conclusion

Growth in Florida with a Pennsylvania Heritage

- Pro forma Pennsylvania market includes approximately 2.2 million households
- 8th largest bank in Pennsylvania
- On a pro forma basis, F.N.B. Corporation will be the 65th largest bank holding company in the United States[(a)]

(a) Measured by assets. Source: SNL Securities.

F.N.B. Corporation 6/14/2001 27 PROMISTAR

Questions?

F.N.B. Corporation
6/14/2001
28
PROMISTAR